Exhibit 99.1

Chijet Motor Company Holds Annual General Meeting; Reverse Split Approved

NEW YORK, June 28, 2024 — Chijet Motor Company, Inc. (NASDAQ: CJET) (the “Company” or “Chijet”), a high-tech enterprise engaged in the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles (“NEV”), is pleased to announce that the Company’s annual shareholder meeting was held on June 28, 2024. At the meeting, the Company’s shareholders approved: (1) a reverse stock split (a “share consolidation” under Cayman Islands law) pursuant to which every 30 issued and unissued ordinary shares of the Company, par value US$0.0001 per share, is now consolidated into 1 ordinary share of the Company, par value US$ 0.003 per share; (2) an increase in the Company’s authorized share capital from US$50,000.00 divided into 16,666,667 authorized ordinary shares, par value of US$ 0.003 per share, to US$30,000,000.00 divided into 10,000,000,000 authorized ordinary shares, par value US$0.003 per share; and (3) an amended and restated memorandum and articles of association of the Company reflecting the foregoing clauses (1) and (2).

The Company also presented to its shareholders financial information for the fiscal year ended December 31, 2023 and afforded the opportunity to discuss Company affairs with management.

Chijet Contact:

2888 Donshan Street

Gaoxin Automobile Industrial Park

Jilin City, JL. P.R.China

400-606-8888

EMAIL: info@chijetmotors.com

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835 x2

Email:info@skylineccg.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Chijet’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Chijet’s leadership team, Chijet’s continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the prospectus Chijet filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2023, and those that are included in any of Chijet’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Chijet and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Chijet undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.